

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2020

Marcio Souza
Chief Executive Officer
Praxis Precision Medicines, Inc.
One Broadway, 16th Floor
Cambridge, MA 02142

> **Re:     Praxis Precision Medicines, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Exhibit Nos. 10.15, 10.16 and 10.17**
> **Submitted August 28, 2020**
> **CIK No. 0001689548**

Dear Mr. Souza:

    We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance